Exhibit 107

Calculation of Filing Fee Table

SC TO-I

(Form Type)

The ODP Corporation

(Exact name of registrant as specified in its charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount o fFiling Fee
Fees to be Paid	$300,000,000 (1)	$92.70 per $1,000,000	$27,810 (2)
Fees Previously Paid
Total Transaction Valuation	$300,000,000
Total Fees due for Filing			$27,810
Total Fees Previously Paid			$ —
Total Fee Offsets			$ —
Net Fee Due			$27,810

(1)

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to $300,000,000 of common stock, par value $0.01 per share, of The ODP Corporation at a purchase price of not less than $31.50 and not more than $36.00 per share in cash.

(2)	Calculated pursuant to 17 CFR § 240.0-11.